Exhibit 4.10

EXECUTION COPY

ASSUMPTION AGREEMENT

ASSUMPTION AGREEMENT dated as of August 12, 2005 by Nextel Communications, Inc. (formerly, S-N Merger Corp., “Merger Sub”), a Delaware corporation, wholly owned by Sprint Corporation, a Kansas corporation (“Sprint”), in favor of JPMorgan Chase Bank, N.A. (formerly known as JPMorgan Chase Bank), as administrative agent (in such capacity, the “Administrative Agent”) and collateral agent (in such capacity, the “Collateral Agent”) for the Lenders party to the Credit Agreement referred to below.

Nextel Communications, Inc. (“NCI”), Nextel Finance Company (the “Borrower”), the Restricted Companies party thereto, the Lenders party thereto, the Administrative Agent and the Collateral Agent are parties to a Credit Agreement dated as of July 15, 2004 (as amended and in effect on the date hereof, the “Credit Agreement”), providing, subject to the terms and conditions thereof, for extensions of credit (by means of loans and letters of credit) to be made by said lenders to the Borrower in an aggregate principal or face amount not exceeding $6,200,000,000.

Immediately prior to the execution and delivery of this Assumption Agreement, pursuant to an Agreement and Plan of Merger, dated as of December 15, 2004 (as amended and in effect on the date hereof, the “Merger Agreement”), by and among Sprint, NCI and Merger Sub, Merger Sub filed a certificate of merger with the Secretary of State of the State of Delaware, pursuant to which NCI merged with and into Merger Sub, with Merger Sub being the surviving corporation (the “Merger”), and Merger Sub changed its name from “S-N Merger Corp.” to “Nextel Communications, Inc.”.

This Assumption Agreement is being delivered pursuant to Section 7.03 of the Credit Agreement to evidence the assumption by Merger Sub of all of the obligations of NCI under the Credit Agreement, the other Loan Documents and any Hedging Agreement to which any Lender (or any affiliate of any Lender) is a party and to provide for the substitution of “Merger Sub” for “NCI” under the Credit Agreement and the other Loan Documents. Accordingly, the parties hereto agree as follows:

Section 1. Definitions. Terms defined in the Credit Agreement are used herein as defined therein.

Section 2. Assumption. As contemplated by Section 7.03 of the Credit Agreement, and without limiting the assumption of the obligations of NCI by Merger Sub that occurs by operation of law upon consummation of the Merger, effective upon consummation of the Merger, Merger Sub hereby (i) agrees that references to “NCI” under the Credit Agreement and the other Loan Documents shall be references to “Merger Sub”, as successor to NCI pursuant to the Merger, and (ii) assumes all of the obligations, liabilities, responsibilities and duties of NCI under the Credit Agreement, the other Loan Documents and any Hedging Agreement to which any Lender (or any affiliate of any Lender) is a party, including the guarantee of the Guaranteed Obligations.

Section 3. Representations and Warranties. Without limiting the generality of the foregoing, Merger Sub hereby represents and warrants to the Lenders that:

(i) Merger Sub is duly organized, validly existing and in good standing under the laws of the State of Delaware. Merger Sub has all requisite power and authority under its organizational documents to carry on its business as now conducted and, except where the failure to do so, individually or in the aggregate, could not reasonably be expected to result in a Material Adverse Effect, is qualified to do business in, and is in good standing in, every jurisdiction where such qualification is required;

(ii) the Transactions are within the corporate power of Merger Sub and have been duly authorized by all necessary corporate and, if required, stockholder or other action on the part of Merger Sub. This Agreement has been duly executed and delivered by Merger Sub and constitutes a legal, valid and binding obligation of Merger Sub, enforceable in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium or other laws affecting creditors’ rights generally and subject to general principles of equity, regardless of whether considered in a proceeding in equity or at law;

(iii) the Transactions (a) do not require any consent or approval of, registration or filing with, or any other action by, any Governmental Authority, (b) will not violate any applicable law, policy or regulation or the charter, by-laws or other organizational documents of Merger Sub or any order of any Governmental Authority, (c) will not violate or result in a default under any indenture, agreement or other instrument binding upon Merger Sub, or any of its assets, or give rise to a right thereunder to require any payment to be made by Merger Sub, and (d) will not result in the creation or imposition of any Lien on any asset of Merger Sub;

(iv) neither Merger Sub nor any of its subsidiaries is (a) an “investment company” as defined in, or subject to regulation under, the Investment Company Act of 1940, as amended, or (b) a “holding company” as defined in, or subject to regulation under, the Public Utility Holding Company Act of 1935, as amended; and

(v) no Default or Event of Default has occurred and is continuing as of the date hereof.

Section 4. Delivery of Certain Documents. Concurrently with the execution and delivery hereof and as contemplated by Section 7.03 of the Credit Agreement, Merger Sub shall deliver to the Administrative Agent (or Special Counsel) the following:

(i) a counterpart of this Assumption Agreement duly executed and delivered by Merger Sub;

(ii) a written opinion (addressed to each Agent and the Lenders and dated the date hereof) of King & Spalding LLP, in substantially the form attached hereto as Exhibit A;

(iii) a certificate, dated the date hereof and signed by the President, a Vice President or a Financial Officer of Merger Sub, certifying that the net worth (determined on a consolidated basis in accordance with GAAP) of Merger Sub immediately after giving effect to the Merger shall be greater than or equal to the net worth (so determined) of NCI immediately prior to giving effect thereto and that each of the representations and warranties set forth in Section 4.01, 4.02, 4.03 and 4.08 of the Credit Agreement are true and correct on the date hereof as if each reference therein to NCI were a reference to Merger Sub;

(iv) a certificate, dated the date hereof and signed by the President, a Vice President or a Financial Officer of the Borrower, certifying that at the time of and immediately after giving effect to the Merger, no Default has occurred and is continuing; and

(v) such other documents as the Administrative Agent or Special Counsel to the Agents may reasonably request, in form and substance satisfactory to the Administrative Agent.

Section 5. Miscellaneous.

5.01 Amendments, Etc. Except as otherwise expressly provided in this Assumption Agreement, any provision of this Assumption Agreement may be modified or supplemented only by an instrument in writing signed by Merger Sub and the Administrative Agent.

5.02 Counterparts. This Assumption Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument and any of the parties hereto may execute this Assumption Agreement by signing any such counterpart.

5.03 Governing Law; Submission to Jurisdiction. This Assumption Agreement shall be governed by, and construed in accordance with, the law of the State of New York, without regard to conflicts of laws principles (other than §5-1401 of the New York General Obligations Law). Merger Sub hereby submits to the nonexclusive jurisdiction of the United States District Court for the Southern District of New York for the purposes of all legal proceedings arising out of or relating to this Assumption Agreement or the transactions contemplated hereby. Merger Sub irrevocably waives, to the fullest extent permitted by applicable law, any objection which it may now or hereafter have to the laying of the venue of any such proceeding brought in such a court and any claim that any such proceeding brought in such court has been brought in an inconvenient forum.

IN WITNESS WHEREOF, Merger Sub has caused this Assumption Agreement to be duly executed and delivered as of the day and year first above written.

NEXTEL COMMUNICATIONS, INC.

By	/s/ Gary D. Begeman
Name:	Gary D. Begeman
Title:	Vice President

Accepted and agreed:

JPMORGAN CHASE BANK, N.A.,
as Administrative Agent

By	/s/ Tracey Navin Ewing
Name:	Tracey Navin Ewing
Title:	Vice President